UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

**REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**

**In respect of the issue of
INR 7,500,000,000 5.15 per cent. Notes due 16 February 2024
(payable in USD)**

**by the European Bank for Reconstruction and Development pursuant to its
EUR 45,000,000,000 Global Medium Term Note Programme**

Filed pursuant to Rule 3 of Regulation EBRD
Dated 12 February 2021

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Indian Rupee ("**INR**") 7,500,000,000 5.15 per cent. Notes due 16 February 2024 (payable in USD) (the "**Notes**") of the European Bank for Reconstruction and Development (the "**Bank**") pursuant to the Bank's EUR 45,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by the Supplementary Offering Circular dated 22 July 2019 and a Pricing Supplement dated 12 February 2021 (together, the "**Offering Circular**").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated 12 February 2021 (the "**Purchaser's Confirmation**") provided by Standard Chartered Bank ("**Standard Chartered**") pursuant to a Programme Agreement dated 3 July 2012 (the "**Programme Agreement**"), Standard Chartered has agreed to purchase the Notes. The obligations of Standard Chartered are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100.00%	N/A	100.00%
Total	INR 7,500,000,000[(1)]	N/A	INR 7,500,000,000[(1)]

(1)   Payable in U.S. dollars in the amount of USD 102,908,891.33.

Item 4. <u>Discounts and Commissions to Sub-Underwriters and Other Dealers</u>

None.

Item 5. <u>Other Expenses of Distribution</u>

Standard Chartered has agreed to pay the fees and expenses of its own legal advisers (if any), any fees and expenses of Citibank, N.A. and any paying agents, any expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the global notes, the preparation and printing of the Notes (except definitive notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any, the cost of any publicity agreed by the Bank in connection with the issue of the Notes (if any), and the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Bank in connection with the necessary United States filing, as set forth in the Purchaser's Confirmation.

Item 6. <u>Application of Proceeds</u>

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations as described in the Offering Circular.

Item 7. <u>Exhibits</u>

(a)   The Deed of Covenant dated 3 July 2012.*

(b)   Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c)   (i)   The Programme Agreement dated 3 July 2012.*
         (ii)   The Purchaser's Confirmation dated 12 February 2021.
         (iii)   The Agency Agreement dated 3 July 2012.*

(d)   (i)   The Offering Circular dated 3 July 2012.*
         (ii)   The Supplementary Offering Circular dated 22 July 2019.**
         (iii)   The Pricing Supplement dated 12 February 2021.

---

*Previously filed with the Securities and Exchange Commission on 17 July 2012.
** Previously filed with the Securities and Exchange Commission on 27 August 2019.



PURCHASER'S CONFIRMATION

12 February 2021

To: European Bank for Reconstruction and Development

Attention: Taro Morris

Dear Sirs,

European Bank for Reconstruction and Development

INR 7,500,000,000 5.15 per cent. Notes due 16 February 2024 (payable in USD) (the "Notes")

issued pursuant to the European Bank for Reconstruction and Development

EUR 45,000,000,000 Global Medium Term Note Programme for the issue of notes

We hereby confirm the following agreement for the issue to us of the Notes under the above Programme pursuant to the terms of issue set out in the completed Pricing Supplement.

We agree to pay:

(a)   the fees and expenses of our legal advisers (if any);

(b)   any fees and expenses of the Agent and any paying agents;

(c)   any expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Global Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any; and

(d)   the cost of any publicity agreed by the Issuer in connection with the issue of the Notes (if any).

(e)   the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing

We confirm that the Notes may be offered or sold in the United States.

In addition we confirm that the provisions of Clause 3.2.6 of the Programme Agreement dated 3 July 2012 will not apply in relation to this issue of the Notes.

The net proceeds of the issue are USD 102,908,891.33 (representing the equivalent in USD of INR 7,500,000,000) which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to Standard Chartered Bank's account with Clearstream, account number 73390.

Standard Chartered Bank

Principal Place of Business in Hong Kong
4-4A Des Voeux Road Central, Hong Kong

Tel (852) 2820 3963
Fax (852) 2569 0278

Standard Chartered Bank is incorporated in England with limited liability by Royal Charter 1853 Reference Number ZC18
The Principal Office of the Company is situated in England at 1 Basinghall Avenue, London EC2V 5DD
Standard Chartered Bank is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and Prudential Regulation Authority

CONFIDENTIAL

Standard Chartered

Please confirm your agreement to the terms of issue by signing and sending back to us a copy of the Pricing Supplement.

For: **Standard Chartered Bank**



By: …………………………………..
Authorised signatory

Standard Chartered Bank

Principal Place of Business in Hong Kong
4-4A Des Voeux Road Central, Hong Kong

Tel (852) 2820 3963
Fax (852) 2569 0278

PRICING SUPPLEMENT

12 February 2021

European Bank for Reconstruction and Development
INR 7,500,000,000 5.15 per cent. Notes due 16 February 2024 (payable in USD) (the "Notes")

issued pursuant to the European Bank for Reconstruction and Development
EUR 45,000,000,000 Global Medium Term Note Programme for the issue of notes

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012, as supplemented by the Supplementary Offering Circular dated 22 July 2019 (together, the "Offering Circular"). This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	The lawful currency of the India (**"Indian Rupee", or "INR"**), provided that all payments in respect of the Notes will be made in U.S. dollars (**"USD"**) subject to and in accordance with the Annex hereto
2	Nominal Amount:	INR 7,500,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	16 February 2021
5	Issue Price:	100.00 per cent. of the Nominal Amount payable in USD converted at the INR/USD exchange rate of 72.88. The issue price shall be settled in USD, and the Nominal Amount shall be equivalent, as of the Issue date, to an amount in USD equal to USD 102,908,891.33
6	Maturity Date:	16 February 2024, subject to adjustment in accordance with the Business Day Convention specified below (and further subject to the provisions set out in the Annex hereto)
7	Fungible with existing Notes:	Not Applicable

FORM OF THE NOTES

8	Form of Note:	Registered
9	New Global Note:	No
10	(a) Specified Denomination(s):	INR 100,000
	(b) Calculation Amount:	INR 100,000
11	Exchange of Bearer Notes:	Not Applicable
12	(a) Talons for future Coupons to be attached to definitive Bearer Notes:	No
	(b) Date(s) on which the Talons mature:	Not Applicable
13	(a) Depositary for and registered holder of Registered Global Note:	Registered Global Note to be deposited with a common depositary for Euroclear and Clearstream, Luxembourg and registered in the name of Citivic Nominees Limited as nominee for the common depositary
	(b) Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 42 of the Offering Circular

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:	16 February 2021
16	**Fixed Rate Notes**	
	(a) Fixed Rate(s) of Interest:	5.15 per cent. per annum payable annually in arrear. The amount of interest payable per Calculation Amount on each Fixed Interest Date shall be an amount in USD, as further described in the Annex hereto (the "Fixed Interest Amount").
	(b) Fixed Interest Date(s):	16 February in each year commencing 16 February 2022, up to and including the Maturity Date, subject to adjustment for payment purposes in accordance with the Business Day Convention specified below (and further subject to the provisions set out in the Annex hereto)
	(c) Initial Broken Amount per Calculation Amount:	Not Applicable
	(d) Final Broken Amount per Calculation Amount:	Not Applicable
	(e) Fixed Day Count Fraction:	Actual/Actual – ICMA, unadjusted

	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, Mumbai shall be the principal financial centre). London, Singapore and New York City shall be additional business centres.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	**Zero Coupon Notes:**		Not Applicable
18	**Floating Rate Notes and Indexed Notes:**		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:		Condition 6(e) applies subject to the provisions set out in the Annex hereto (and for the avoidance of doubt, Mumbai shall be the principal financial centre). London, Singapore and New York City shall be additional business centres.
20	Dual Currency Notes:		Not Applicable
21	Physically Settled Notes:		Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount per Calculation Amount (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	As set out in the Annex hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		Condition 5(d) applies, subject to the provisions set out in the Annex hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-syndicated
27	If Syndicated, names and addresses of Managers or, if Non-syndicated name	Standard Chartered Bank 15/F, Two International Finance Centre,

and address of Dealer: No. 8 Finance Street,
Central, Hong Kong

28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	Not Applicable
30	Additional selling restrictions:	The Republic of India:

The Dealer acknowledges that the Offering Circular will not be registered as a prospectus with the Registrar of Companies in the Republic of India and the Notes will not be offered or sold in the Republic of India. Neither the Notes nor the Offering Circular nor any other offering document or material relating to the Notes shall be marketed or sold, directly or indirectly, in the Republic of India to any person who may be a resident or non-resident; or outside the Republic of India to any person who is a resident of the Republic of India. The Notes shall not be sold to any entity that is regulated by the Indian government or political subdivision thereof; any department, agency or body of the Indian government or political subdivision thereof; any regulatory authority, including the Reserve Bank of India and the Securities Exchange Board of India and such entity is not entering into any contract where it may derive any ownership or economic or any other interest from or in such Notes.

31	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
32	Intended to be held in a manner which would allow Eurosystem eligibility:	No
33	Common Code:	230134600
	ISIN Code:	XS2301346008
	CUSIP Number:	Not Applicable
34	Listing:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Financial Conduct Authority and to be admitted to trading on the Regulated Market of the London Stock Exchange plc
35	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the	Not Applicable

Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro:

| 36 | Additional Information: | The provisions set out in the Annex hereto shall apply to the Terms and Conditions in accordance herewith |
| 37 | Total Commissions: | None |

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange plc's Regulated Market of the Notes described herein pursuant to the EUR 45,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 16 February 2021 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
        Authorised signatory

....
CITIBANK, N.A.
(as Agent)

PART B – OTHER INFORMATION

1	**LISTING**	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Financial Conduct Authority and to trading on the London Stock Exchange plc's Regulated Market with effect from 16 February 2021 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on or prior to such date, or, if obtained, that it will be maintained.
2	**RATINGS**	The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Global Ratings Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Service Limited ("**Moody's**") and an AAA credit rating from Fitch Ratings Ltd. ("**Fitch**"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3   **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in the section headed "Subscription and Sale" in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4   **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer:	The net proceeds of the issue of the Notes (which are expected to be INR 7,500,000,000 but payable in USD in the amount of USD 102,908,891.33 will be included in the ordinary capital resources of the Issuer and used in its ordinary operations
(ii)	Estimated net proceeds:	INR 7,500,000,000 (which, for the avoidance of doubt, will be paid in USD in the amount of USD 102,908,891.33, at the INR/USD foreign exchange rate of 72.88)
(iii)	Estimated total expenses:	GBP1,500

5   **YIELD**

Indication of yield:	5.15 per cent. per annum.
	As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of

future yield.

6   **HISTORIC INTEREST RATES**

      Not Applicable

7   **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

      Not Applicable

8   **PERFORMANCE OF RATES OF EXCHANGE AND**

      EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

      In the circumstances described in the Annex hereto, the amount of principal and/or interest received by the holders of the Notes is affected by the INR/USD foreign exchange rate. Information in respect of the INR/USD foreign exchange rate can be found on the Reuters page USDINRREF=FBIL or any successor page.

ANNEX

Calculation of Fixed Interest Amount per Specified Denomination, Early Redemption Amount and Final Redemption Amount per Specified Denomination

The Final Redemption Amount per Specified Denomination or the Early Redemption Amount per Specified Denomination will be payable in USD on the Maturity Date or the Early Redemption Date (if any) as applicable, and determined by the Calculation Agent as follows, on the corresponding Rate Fixing Date:

Specified Denomination x (1/Reference Rate on the applicable Rate Fixing Date) rounded to the nearest USD with USD 0.5 being rounded up

The Fixed Interest Amount per Specified Denomination will be payable in USD on each Fixed Interest Date and determined by the Calculation Agent as follows, on the corresponding Rate Fixing Date:

Fixed Interest Amount x (1/Reference Rate on the applicable Rate Fixing Date) x Day Count Fraction rounded to the nearest USD with USD 0.5 being rounded up

The Calculation Agent shall notify the Issuer, the Agent and the Noteholders of its determination of the Final Redemption Amount per Specified Denomination, the Early Redemption Amount per Specified Denomination and Fixed Interest Amount payable per Specified Denomination on the Maturity Date, the Early Redemption Date (if any) and/or relevant Fixed Interest Date (as applicable), as soon as practicable after such determination (but in no event later than four (4) Business Days prior to the Maturity Date, Early Redemption Date and/or relevant Fixed Interest Date (as applicable).

If the Reference Rate is not available for any reason on the Financial Benchmarks India Private Ltd (FBIL) on its website (https://fbil.org.in/), and as published on the Reuters Screen Page USDINRREF=FBIL, or on any successor page on any Rate Fixing Date, then the Calculation Agent shall determine that a price source disruption event (a **"Price Source Disruption Event")** has occurred, and shall promptly inform the Issuer and Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling five (5) Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), the Postponed Early Redemption Date (as defined below) or the Postponed Maturity Date (as defined below), as the case may be.

If on the tenth (10th) Business Day following the original Rate Fixing Date the Reference Rate as published on Financial Benchmarks India Private Ltd (FBIL) on its website (https://fbil.org.in/), and as published on the Reuters Screen Page USDINRREF=FBIL, or on any successor page is still unavailable then the Reference Rate shall be the average of such firm quotes (expressed as the number of INR per one USD) from four (4) Reference Dealers (as defined below) as the Calculation Agent is able to obtain for the sale of INR and the purchase of USD at or about 1.30 p.m., Mumbai time on the applicable Rate Fixing Date for settlement two Mumbai Business Days thereafter, provided, however, that if fewer than four (4) (but at least two (2)) Reference Dealers provide such firm quotes then the average of the quotes actually obtained shall apply.

If none, or only one, of the Reference Dealers provides such a firm quote, the Reference Rate will be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

For the purposes of these provisions:

"Business Day" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the business centre(s) specified or, if no business centre is specified, in London, New York City, Singapore and Mumbai.

"Calculation Agent" means Standard Chartered Bank in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 31 January 2020 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to Standard Chartered Bank as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement.

"Early Redemption Date" means the date on which the Notes become due and payable pursuant to Conditions 5(d) and 9.

"Mumbai Business Day" means a day on which commercial banks are open for business including dealings in foreign exchange in accordance with the market practice of the foreign exchange market in Mumbai.

"Postponed Early Redemption Date" means the tenth (10th) Business Day following the Early Redemption Date (if any).

"Postponed Fixed Interest Date" means the tenth (10th) Business Day following the originally scheduled Fixed Interest Date.

"Postponed Maturity Date" means the tenth (10th) Business Day following the originally scheduled Maturity Date.

"Rate Fixing Date" means the date which is five (5) Business Days prior to each of the applicable Fixed Interest Date, Early Redemption Date or Maturity Date, as applicable. If a Price Source Disruption Event occurs or otherwise subsists on such day, the Rate Fixing Date shall be the earlier of (i) the Business Day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the tenth (10th) Business Day following the original Rate Fixing Date.

"Reference Dealers" means leading dealers, banks or banking corporations which regularly deal in the INR/USD exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

"Reference Rate" means, in respect of the Rate Fixing Date, the INR/USD exchange rate expressed as the amount of Indian Rupees per one United States Dollar ("USD"), for settlement in two (2) Mumbai Business Days as published by the Financial Benchmarks India Private Ltd (FBIL) on its website (https://fbil.org.in/), and as published on the Reuters Screen Page USDINRREF=FBIL (or its successor page) (or such other page or service as may replace any such page for the purposes of displaying the INR/USD exchange rate) on or about 1.30 p.m. hours Mumbai time on the applicable Rate Fixing Date, subject to adjustment following the occurrence of a Price Source Disruption Event as described in this Annex A.

For the avoidance of doubt and in the event of any mismatch between the Reference Rates obtained at https://fbil.org.in/ and the Reuters Screen Page USDINRREF=FBIL then the Reference Rate shown on https://fbil.org.in/ shall prevail.

"Reuters Screen" means, when used in connection with any designated page, the display page so designated on the Thomson Reuters service, or (I) any successor display page, other published source, information vendor or provider that has been officially designated by the sponsor of the original page or source; or (ii) if the sponsor has not officially designated a successor display page, another published source, service or provider (as the case may be), the successor display page, other published source, service or provider, if any, designated by the relevant information vendor or provider (if different from the sponsor).